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Exhibit 12

Computation of Ratio of
Earnings to Fixed Changes

	Years Ended December 31,
	2002		2001		2000	1999		1998
	(In Millions)
Pretax income (loss)(1)	$0		$0		$2,328	$1,434		$(1,230)
Capitalized interest	$0		$0		$(18)	$0		$0
Fixed charges (as calculated below)	$0		$0		$806	$568		$460

Earnings(2)	$0		$0		$3,116	$2,002		$(770)

Fixed charges:
Interest expense	$0		$0		$680	$399	(3)	$348
Rent expense interest factor	$0		$0		$126	$169		$112

Total fixed charges(2)	$0		$0		$806	$568		$460

Ratio of earnings to fixed charges	0.0	(4)	0.0	(4)	3.9	3.5		0.0 (4)

(1)
After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2)
As defined in Item 503(d) of SEC Regulation S-K.

(3)
The Company was a guarantor of Iridium's $750 million guaranteed credit agreement. On November 15, 1999, the Company satisfied its guarantee obligations under this agreement by paying approximately $743 million to the banks providing loans under the agreement. Included with this payment was approximately $3 million in interest charges which have been aggregated in the 1999 total interest expense used for the calculation of total fixed charges.

(4)
Earnings were inadequate to cover fixed charges for the years ended December 31, 2002 and 2001 by $3.4 billion and $5.4 billion, respectively. For the year ended December 31, 1998, earnings were inadequate to cover fixed charges by $1.2 billion.

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  Exhibit 12